UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

NOTICE TO SHAREHOLDERS

CPFL Energia S/A announces to its shareholders and the market that, at a meeting held on August 09, 2005, the Board of Directors approved the distribution and the payment of Interim Dividends pertaining to the first half of 2005, according to the Brazilian Corporate Law, as follows:

I – VALUE

Interim Dividends amount to R$ 323,677,415.40 (three hundred twenty three million, six hundred seventy seven thousand and four hundred and fifteen reais and forty cents), equivalent to R$ 0.708677137 per common share.

II – “EX”-DIVIDEND

The shares and ADR’s will be negotiated ex-dividend from August 23, 2005, both in the São Paulo Stock Exchange – BOVESPA and in the New York Stock Exchange - NYSE.

III – APPROVED EVENT

Besides the aforementioned Dividends, the Board of Directors, at a meeting held on June 29, 2005 approved Interest on Shareholder’s Equity totaling R$ 76,919,719.95 (seventy six million, nine hundred nineteen thousand, seven hundred and nineteen reais and ninety five cents), corresponding to the gross value of R$ 0.168412266 and the net value of R$ 0.143150426 per common share, payable to those who were our shareholders as of June 30, 2005.

IV – PAYMENT

Dividends and Interest on Shareholder’s Equity will be paid as of September 09, 2005:

	Value per Share - R$
Event	Gross	Net
Dividend	0.708677137	0.708677137
Interest on Shareholder´s Equity	0.168412266	0.143150426
Total	0.877089403	0.851827563

The payment of Interest on Shareholder’s Equity will be made net of the 15% withholding income tax, in accordance with Paragraph 2 of Article 9 of Law 9,249/95, other than to those of our shareholders who are legal entities and evidence their immunity or exemption.

São Paulo, August 09, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.